Execution Copy

VOTING AGREEMENT

          VOTING AGREEMENT, dated as of December 13, 2004 (this “Agreement”) among Novel Denim Holdings Limited, a British Virgin Islands international business company (the “Company”), NDH Acquisition Limited, a British Virgin Islands international business company (“NDHA”) and the members of the Company whose names appear on the signature pages of this Agreement (each a “Member” and collectively the “Members”).

          WHEREAS, as of the date hereof, each Member owns of record and beneficially and has the sole power to vote, the number of ordinary shares, par value $1.00 per share, of the Company as set forth opposite such Member’s name on Exhibit A hereto (all such shares and any shares of which ownership of record or the power to vote is hereafter acquired by the Members prior to the termination of this Agreement being referred to herein as the “Shares”); and

          WHEREAS, the Company and NDHA (together with the other parties thereto), propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended from time to time, the “Merger Agreement”; capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Merger Agreement), which provides, upon the terms and subject to the conditions thereof, for the merger of NDHA with and into the Company (the “Merger”);

          NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

     1. Voting of Shares. (a) Each Member, by this Agreement, with respect to the Shares set out in Exhibit A hereto, does hereby agree that, at any meeting of the members of the Company to approve and adopt the Merger Agreement and the Merger, however called, and in any action by written consent of the members of the Company, such Member shall vote all of such Member’s Shares (i) in favor of the approval and adoption of the Merger Agreement and the Merger, and (ii) against any other action, proposal, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or NDHA under the Merger Agreement or which would result in any of the conditions to the Company’s or NDHA’s obligations under the Merger Agreement not being fulfilled.

          (b) The obligations of the Members under this Agreement shall terminate upon the termination of the Merger Agreement.

     2. Governing Law. Regardless of the place of execution of this Agreement, the domicile or residence of any party hereto, the location of the principal executive office of any party hereto, or any other fact or circumstance, this Agreement shall be governed by and construed in accordance with the laws of the British Virgin Islands (without regard to conflicts of laws principles). EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE BRITISH VIRGIN ISLANDS IN ANY ACTION, SUIT OR PROCEEDING ARISING IN CONNECTION WITH THIS AGREEMENT, AND AGREES THAT ANY SUCH ACTION, SUIT OR PROCEEDING SHALL BE BROUGHT ONLY IN SUCH COURTS (AND WAIVES ANY OBJECTION BASED ON FORUM NON CONVENIENS OR ANY OTHER OBJECTION TO VENUE THEREIN); PROVIDED, HOWEVER, THAT SUCH CONSENT TO JURISDICTION IS SOLELY FOR THE PURPOSE REFERRED TO IN THIS PARAGRAPH AND SHALL NOT BE DEEMED TO BE A GENERAL SUBMISSION TO THE JURISDICTION OF SUCH COURTS OR IN THE BRITISH VIRGIN ISLANDS OTHER THAN FOR SUCH PURPOSE. THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO A TRIAL BY JURY IN CONNECTION WITH ANY SUCH ACTION, SUIT OR PROCEEDING.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

/s/ K.C. Chao
Kee Chung Chao

NOVEL APPAREL (BVI) LIMITED
By:	/s/ Mang Yin Ma
	Name:	Mang Yin Ma
	Title:	Director

Agreed and accepted: NOVEL DENIM HOLDINGS LIMITED
By:	/s/ K.C. Chao
	Name:	Kee Chung Chao
Date: December 13, 2004

NDH ACQUISITION LIMITED
By:	/s/ K.C. Chao
	Name:	Kee Chung Chao
Date: December 13, 2004

EXHIBIT A

Number of Shares Owned
Name of Member	Beneficially and of Record
Novel Apparel (BVI) Limited	4,550,000
Kee Chung Chao	505,000